FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Payment of an interim dividend from 2004 net income	3

This document is incorporated by reference in the prospectus filed by Telefonica, S.A. pursuant to Rule 424(b)(3) in connection with the merger of Terra Networks, S.A. with and into Telefonica, S.A., file number 333-123162.

Telefonica S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Pursuant to the resolution adopted by the Board of Directors of Telefonica, S.A. at its meeting held on February 23rd, 2005, we hereby inform all shareholders that on May 13th, 2005 the Company will pay an interim dividend from 2004 net income of a fix gross amount of 0.23 euros for each Company share issued, in circulation and carrying entitlement to this dividend. This payment, in accordance with the applicable tax legislation, will be made as follows:

Gross dividend (Euros per share)	Withholding tax rate (15%) (Euros per share)	Net dividend (Euros per share)
0.23	0.0345	0.1955

The payment of this dividend shall be executed on the aforesaid date by Banco Bilbao Vizcaya Argentaria, S.A., through the participating entities in Iberclear (Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, S.A.), the Spanish securities registrar, clearing and settlement company.

Madrid, May 4th, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 4th, 2005	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors